Exhibit 12
                                                                     Page 1 of 2



                PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                     (In Thousands)
                                        UNAUDITED


                                                        Three Months Ended
                                                    March 31,        March 31,
                                                      1996             1995


 OPERATING REVENUES                                 $269,329         $253,412

 OPERATING EXPENSES                                  201,079          187,802
   Interest portion of rentals (A)                     1,329            1,237
       Net expense                                   199,750          186,565

 OTHER INCOME:
   Allowance for funds used
     during construction                                 666            1,165
   Other (expense), net                                 (861)          (1,223)
       Total other income                               (195)             (58)

 EARNINGS AVAILABLE FOR FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS (excluding
   taxes based on income)                           $ 69,384         $ 66,789

 FIXED CHARGES:
   Interest on funded indebtedness                  $ 12,631         $ 11,602
   Other interest (B)                                  3,317            4,254
   Interest portion of rentals (A)                     1,329            1,237
       Total fixed charges                          $ 17,277         $ 17,093

 RATIO OF EARNINGS TO FIXED CHARGES                     4.02             3.91

 Preferred stock dividend requirement                    386              386
 Ratio of income before provision for
   income taxes to net income (C)                      170.8%           162.6%
 Preferred stock dividend requirement
   on a pretax basis                                     659              628
 Fixed charges, as above                              17,277           17,093
       Total fixed charges and
         preferred stock dividends                  $ 17,936         $ 17,721

 RATIO OF EARNINGS TO COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS                        3.87             3.77
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                                                                     Exhibit 12
                                                                     Page 2 of 2



                PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                     (In Thousands)
                                      UNAUDITED






 NOTES:

 (A) The Company has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

 (B) Includes dividends on company-obligated mandatorily redeemable preferred securities $2,297 for 1996 and 1995.

 (C) Represents income before provision for income taxes of $52,107 and $49,696, for the three months ended March 31, 1996 and March 31, 1995, respectively, divided by net income of $30,515 and $30,566, respectively.
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